EXHIBIT 99.8

Disclosure of Transactions in Own Shares

Paris, February 18, 2021 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2020 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 15, 2021 to February 16, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
15.02.2021	560,202	36.307	20,339,045	XPAR
15.02.2021	158,000	36.313	5,737,467	CEUX
15.02.2021	59,000	36.338	2,143,913	TQEX
15.02.2021	49,000	36.318	1,779,571	AQEU
16.02.2021	275,573	36.287	9,999,628	XPAR
16.02.2021	-	-	-	CEUX
16.02.2021	-	-	-	TQEX
16.02.2021	-	-	-	AQEU
Total	1,101,775	36.305	39,999,624

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website:

https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Investor Relations: +44 (0)207 719 7962 l ir@total.com